Form of	Exhibit (g)(20)
[May 3, 2011]
State Street Bank and Trust Company
1776 Heritage Drive, JAB 1SE
North Quincy, MA 02171
Attention: James M. Curran, Vice President
Ladies and Gentlemen:
Please be advised that Janus Investment Fund (the “Trust”) has established Janus Real Return Allocation Fund (the “Portfolio”), as a new series of the Trust, effective on or about [May 6], 2011. Pursuant to Section 18 of the existing Amended and Restated Custodian Contract between the Trust and State Street Bank and Trust Company (“State Street”) (the “Contract”), the Trust requests confirmation that State Street will act as custodian for the Portfolio under the terms of the Contract, and perform accounting services related to calculation of net asset value and net income as identified under Section 9 and any other related sections of the Contract. In addition, notwithstanding the provisions of Section 15 of the Contract with respect to termination notice periods, the Contract may be terminated by the Portfolio upon ninety (90) days’ prior written notice, and by State Street upon one hundred twenty (120) days’ prior written notice. Except as set forth in the preceding sentence, all other provisions of the Contract shall remain in full force and effect with respect to the Portfolio.
Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.

JANUS INVESTMENT FUND
By:
Stephanie Grauerholz-Lofton,
Vice President and Secretary

STATE STREET BANK AND TRUST COMPANY
By:
Michael F. Rogers
Executive Vice President

Agreed to this ____ day of _____________ 2011

cc:	Robin Nesbitt